Filed by abrdn Income Credit Strategies Fund

abrdn Global Dynamic Dividend Fund

abrdn Global Infrastructure Income Fund

pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended

(the “Exchange Act”)

Subject Companies:

Delaware Ivy High Income Opportunities Fund;

File No. 811-22800

Delaware Enhanced Global Dividend and Income Fund

File No. 811-22050

Delaware Investments Dividend and Income Fund, Inc.

File No. 811-07460

Macquarie Global Infrastructure Total Return Fund Inc.

File No. 811-21765

Press Release

FOR IMMEDIATE RELEASE

For More Information Contact:

abrdn U.S. Closed-End Funds

Investor Relations

1-800-522-5465

Investor.Relations@abrdn.com

ABRDN’S U.S. CLOSED-END FUNDS ANNOUNCE SPECIAL SHAREHOLDER MEETINGS
RELATING TO PROPOSED ACQUISITION OF ASSETS OF FOUR DELAWARE
MANAGEMENT COMPANY-ADVISED CLOSED-END FUNDS

(Philadelphia, August 11, 2022) - The Board of Trustees of each of the Acquiring Funds, listed below, announces the proposed reorganization of several closed-end investment companies advised by one or more affiliates of Delaware Management Company into the respective Acquiring Funds (“Reorganizations”). The proposed Reorganizations are subject to the receipt of necessary shareholder approvals by each Fund:

Acquired Fund	Acquiring Fund
Delaware Ivy High Income Opportunities Fund (“IVH”)	abrdn Income Credit Strategies Fund (“ACP”)
Delaware Enhanced Global Dividend and Income Fund (“DEX”)	abrdn Global Dynamic Dividend Fund (“AGD”)
Delaware Investments Dividend and Income Fund, Inc. (“DDF”)
Macquarie Global Infrastructure Total Return Fund Inc. (“MGU”)	abrdn Global Infrastructure Income Fund (“ASGI”)

The combination of the merging funds will help ensure the viability of the Funds, increasing scale, liquidity and marketability changes that may lead to a tighter discount or a premium to NAV over time. Following the Reorganizations, shareholders of each Acquiring Fund will experience an increase in the assets under management and a reduction in their Fund’s total expense ratios. There are no proposed changes to the current objectives or policies of the Acquiring Funds as a result of these Reorganizations, including the Funds’ monthly distribution policies. Individually, each Board believes that the Reorganizations are in the best interest of their Fund’s shareholders recognizing the strategic objective of creating scale for the benefit of shareholders.

Shareholders of the Acquiring Funds will be asked to approve the issuance of shares at a special virtual shareholder meeting tentatively scheduled for November 9, 2022 (the “Meeting”). Each Acquiring Fund Board has fixed the close of business on August 11, 2022 as the record date for the determination of shareholders entitled to vote at the Meeting and at any adjournment of the Meeting. Each approval of the special resolution of the shareholders authorizing the issuance of new shares will require the affirmative vote of a majority of shares present in person or represented by proxy and entitled to vote.

It is currently expected that each Reorganization will be completed in the first quarter of 2023 subject to (i) approval of the Reorganization by the respective Acquired Fund shareholders, (ii) approval by the respective Acquiring Fund shareholders of the issuance of shares of the Acquiring Funds, and (iii) the satisfaction of customary closing conditions. No Reorganization is contingent upon any other Reorganization.

The Board of Trustees to each Acquired Fund and the Board of Trustees of each Acquiring Fund believe that the proposed Reorganization is in the best interests of the shareholders of that Fund.

Additional information regarding the Reorganizations will be presented in a prospectus/proxy statement sent to each Acquired Fund’s shareholders and a proxy statement sent to each Acquiring Fund’s shareholders (together, the “Proxy Statements”). Each Acquiring Fund’s shareholders will be asked to approve the issuance of additional shares in connection with the respective Reorganization. Shareholders of each Acquired Fund will be asked to vote on the Reorganization of their fund into the respective Acquiring Fund at a special meeting currently targeted for November 2022.

The Proxy Statements have yet to be filed with the US Securities and Exchange Commission (the “SEC”). After the Proxy Statements are filed with the SEC, each may be amended or withdrawn. The prospectus/proxy statement will not be distributed to shareholders of the Acquired Fund unless and until a Registration Statement comprising of the prospectus/proxy statement is declared effective by the SEC.

Important Information

In the United States, abrdn is the marketing name for the following affiliated, registered investment advisers: abrdn Inc., Aberdeen Asset Managers Ltd., abrdn Australia Limited, abrdn Asia Limited, Aberdeen Capital Management, LLC, abrdn ETFs Advisors LLC and Aberdeen Standard Alternative Funds Limited.

The information in this press release is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

In connection with the proposed combination, the Acquired Funds and their corresponding Acquiring Funds plan to file with the Securities and Exchange Commission a combined joint prospectus/proxy statement and the Acquiring Funds plan to file proxy statements. When the prospectus/proxy statements or proxy statements, as the case may be, become available, shareholders are advised to read it because it will contain important information about the proposed transaction and related matters. The prospectus/proxy statements and proxy statements, when available, will be available for free at the Commission’s website www.sec.gov.

Closed-end funds are traded on the secondary market through one of the stock exchanges. The Funds’ investment return and principal value will fluctuate so that an investor’s shares may be worth more or less than the original cost. Shares of closed-end funds may trade above (a premium) or below (a discount) the net asset value (NAV) of the fund’s portfolio. There is no assurance that the Fund will achieve its investment objective. Past performance does not guarantee future results.

If you wish to receive this information electronically, please contact Investor.Relations@abrdn.com

https://www.abrdn.com/en-us/cefinvestorcenter/fund-centre/closed-end-funds

###

Press release

PHILADELPHIA, August 11, 2022

Reorganization announcement

Delaware Enhanced Global Dividend and Income Fund announces Board approval of reorganization with abrdn Global Dynamic Dividend Fund

Today, Delaware Enhanced Global Dividend and Income Fund (the “Acquired Fund”), a New York Stock Exchange-listed closed-end fund trading under the symbol “DEX”, announced that its Board of Trustees (the “Board”) approved the reorganization of the Acquired Fund into arbdn Global Dynamic Dividend Fund (the “Acquiring Fund”), a New York Stock Exchange-listed closed-end fund trading under the symbol “AGD” (the “Reorganization”).

It is currently expected that the Reorganization will be completed in the first quarter of 2023 subject to (i) approval of the Reorganization by the Acquired Fund shareholders, (ii) approval by Acquiring Fund shareholders of the issuance of shares of the Acquiring Fund, and (iii) the satisfaction of customary closing conditions.

Delaware Management Company, a series of Macquarie Investment Management Business Trust, is the investment manager of the Acquired Fund. Macquarie Investment Management Austria Kapitalanlage AG is the sub-adviser of the Acquired Fund and provides asset allocation services to the Acquired Fund. Aberdeen Asset Managers Limited is the investment adviser of the Acquiring Fund.

This press release is not intended to, and does not constitute an offer to purchase or sell shares of the Acquired Fund or Acquiring Fund nor is this press release intended to solicit a proxy from any shareholder of any of the Acquired Fund or Acquiring Fund. The solicitation of the purchase or sale of securities or of proxies to effect the Reorganization will only be made by a definitive Proxy Statement/Prospectus of the Acquired Fund and Acquiring Fund and a definitive Proxy Statement of the Acquiring Fund.

The Proxy Statement/Prospectus and the Proxy Statement have yet to be filed with the US Securities and Exchange Commission (the “SEC”). After the Proxy Statement/Prospectus and Proxy Statement are filed with the SEC, each may be amended or withdrawn. The Proxy Statement/Prospectus will not be distributed to shareholders of the Acquired Fund unless and until a Registration Statement comprising of the Proxy Statement/Prospectus is declared effective by the SEC.

SHAREHOLDERS OF THE ACQUIRED FUND ARE URGED TO READ CAREFULLY THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT THE REORGANIZATION. SHAREHOLDERS SHOULD CONSIDER THE INVESTMENT OBJECTIVES, RISKS, CHARGES, AND EXPENSES OF THE ACQUIRED FUND AND ACQURING FUND. THE PROXY STATEMENT/PROSPECTUS WILL CONTAIN INFORMATION WITH RESPECT TO THE INVESTMENT OBJECTIVES, RISKS, CHARGES, AND EXPENSES OF THE ACQUIRED FUND AND ACQUIRING FUND.

The Proxy Statement/Prospectus will not constitute an offer to buy or sell securities, in any state where such offer or sale is not permitted.

Acquired Fund Shareholders may obtain free copies (when they become available) of the Proxy Statement/Prospectus and other documents filed with the SEC at the SEC’s web site at www.sec.gov. In addition, free copies (when they become available) of the Proxy Statement/Prospectus and other documents filed with the SEC may also be obtained by directing a request to the Acquired Fund at (866) 437-0252 or visiting its website at delawarefunds.com/closed-end.

About the Acquired Fund

The Fund is a diversified closed-end fund. The Fund's primary investment objective is to seek current income, with a secondary objective of capital appreciation. Under normal market conditions, the Fund invests globally at least 80% of its assets in a combination of dividend-paying or income-generating securities across multiple asset classes, including but not limited to: equity securities of large, well-established companies; securities issued by real estate companies (including real estate investment trusts and real estate industry operating companies); debt securities (such as government bonds; investment grade and high risk, high yield corporate bonds; and convertible bonds); and emerging market securities. The Fund also uses enhanced income strategies by engaging in dividend capture trading; option overwriting; and realization of gains on the sale of securities, dividend growth, and currency forwards. There is no assurance that the Fund will achieve its investment objectives.

Under normal market conditions, the Fund will invest: (1) at most 60% of its net assets in securities of US issuers; (2) at least 40% of its net assets in securities of non-US issuers, unless market conditions are not deemed favorable by the Manager, in which case, the Fund would invest at least 30% of its net assets in securities of non-US issuers; and (3) up to 25% of its net assets in securities issued by real estate companies (including real estate investment trusts and real estate industry operating companies). In addition, the Fund utilizes leveraging techniques in an attempt to obtain higher return for the Fund.

About Macquarie Asset Management

Macquarie Asset Management is a global asset manager that aims to deliver positive impact for everyone. Trusted by institutions, pension funds, governments, and individuals to manage more than $US579 billion in assets globally,1 we provide access to specialist investment expertise across a range of capabilities including infrastructure, green investments & renewables, real estate, agriculture & natural assets, asset finance, private credit, equities, fixed income and multi asset solutions.

Advisory services are provided by Delaware Management Company, a series of Macquarie Investment Management Business Trust, a registered investment adviser. Macquarie Asset Management is part of Macquarie Group, a diversified financial group providing clients with asset management, finance, banking, advisory and risk and capital solutions across debt, equity, and commodities. Founded in 1969, Macquarie Group employs more than 18,000 people in 33 markets and is listed on the Australian Securities Exchange. For more information about Delaware Funds by Macquarie®, visit delawarefunds.com or call 800 523-1918.

Other than Macquarie Bank Limited ABN 46 008 583 542 (“Macquarie Bank”), any Macquarie Group entity noted in this press release is not an authorised deposit-taking institution for the purposes of the Banking Act 1959 (Commonwealth of Australia). The obligations of these other Macquarie Group entities do not represent deposits or other liabilities of Macquarie Bank. Macquarie Bank does not guarantee or otherwise provide assurance in respect of the obligations of these other Macquarie Group entities. In addition, if this press release relates to an investment, (a) the investor is subject to investment risk including possible delays in repayment and loss of income and principal invested and (b) none of Macquarie Bank or any other Macquarie Group entity guarantees any particular rate of return on or the performance of the investment, nor do they guarantee repayment of capital in respect of the investment.

1 As of March 31, 2022

Contacts

Investors	Media contact
Computershare	Lee Lubarsky
866 437-0252	347 302-3000
delawarefunds.com/closed-end	Lee.Lubarsky@macquarie.com

© 2022 Macquarie Management Holdings, Inc.